4150 E. Fifth Avenue Columbus, Ohio 43219

October 21, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room 6125
Washington, D.C. 20549

ATTN: William H. Thompson, Accounting Branch Chief

Re:	Retail Ventures, Inc. Form 8-K filed October 12, 2010 File No. 001-10767

Dear Mr. Thompson:

We have received the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the letter dated October 14, 2010, in connection with the above-captioned filing (the “Comment Letter”).

Our responses to the Staff’s comments in this letter are numbered to correspond to the numbers contained in the Comment Letter. We have included each of the Staff’s comments in italics with our response below each one. In our responses we have noted certain clarifications that we will provide in a future filing.

We refer to Retail Ventures, Inc. as “RVI” or “the Company” in our responses.

Form 8-K filed October 12, 2010

1.	Please revise to specifically identify the financial statement and years or periods covered that should no longer be relied upon. In this regard, your narrative disclosures in the first full paragraph do not address each of the years and quarterly periods reflected in the tables summarizing the effects of the errors. Refer to Item 4.02(a)(1) of Form 8-K.

We will amend the first full paragraph in a subsequent filing on Form 8-K/A as follows:

United States Securities and Exchange Commission William H. Thompson, Accounting Branch Chief	-2-	October 21, 2010

On October 12, 2010, the Audit Committee of the Board of Directors of Retail Ventures, Inc. (the “Company”), following discussion with management, concluded that subsequent to the issuance of the Company’s fiscal 2009 consolidated financial statements, management identified an error in the disclosures of diluted (loss) earnings per share from continuing operations attributable to Retail Ventures, Inc. common shareholders and diluted (loss) earnings per share attributable to Retail Ventures, Inc. common shareholders included in the Company’s consolidated statement of operations and related disclosures for the fiscal years ended January 31, 2009 and February 2, 2008 and for the three month periods ended May 3, 2008 and August 2, 2008 as included in our Form 10-K for the fiscal year ended January 31, 2010, and for the nine month period ended November 1, 2008 as included in our Form 10-Q for the quarter ended October 31, 2009. The previously issued Annual Report on Form 10-K for the fiscal year ended January 30, 2010, which was originally filed with the Securities and Exchange Commission on April 14, 2010, and the previously issued Quarterly Report on Form 10-Q for the quarter ended October 31, 2009, which was originally filed with the Securities and Exchange Commission on December 15, 2009 should no longer be relied upon in view of the error. The dollar amount of revenues, expenses, net (loss) income attributable to Retail Ventures, Inc., the consolidated balance sheets, the consolidated statements of cash flows, and the consolidated statements of shareholders’ equity for all periods reported are unchanged. The restated financial statements are included in the amendments to the Company’s Form 10-K for the fiscal year ended January 30, 2010 and Form 10-Q for the quarter ended October 31, 2009, each of which was filed with the Securities and Exchange Commission on October 12, 2010. These Amendments have no impact on the Company’s subsidiary, DSW Inc.

2.	Please revise to provide a more detailed description of the nature the accounting error underlying the conclusion that you should restate your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K. In addition please tell us: (i) how you originally computed diluted earnings per share; (ii) the changes to correct the error; and (iii) the authoritative literature that supports your revised accounting treatment. Please also tell us how you determined the adjustments to the numerator and denominator for the warrants and term loan conversion feature accounted for as assets or liabilities in your computations of diluted earnings per share, as restated, for each year and quarterly period. For example, we note that (i) the adjustment to the numerator in computing diluted earnings per share, as restated, for the fiscal years ended January 31, 2009 and February 2, 2008 as presented on page 35 of Amendment No. 1 to Form 10-K filed October 12, 2010 does not reflect the change in the fair value of warrants and (ii) that the adjustment to the numerator in computing diluted earnings per share, as restated, for the nine months ended November 1, 2008 as presented on page 25 of Amendment No. 1 to Form 10-Q filed October 12, 2010 does not reflect the change in the fair value of the term loan conversion feature.

As described in our response to question no. 1 above, we will file an amended form 8-K/A and will revise our disclosure to provide a more detailed description of the nature of the accounting error by adding the following paragraph subsequent to paragraph 1.

The error in our computations of diluted (loss) earnings per share was caused by an error in the numerator of these computations relating to our outstanding warrants. The warrants, which are recorded as a derivative liability on our balance sheet, are presumed to be settled in our common shares. The resulting potential common shares are included in the denominator of our diluted earnings per share in accordance with ASC 260-10-45-45 and calculated using the treasury stock method. Our denominator for the potential common shares outstanding remains unchanged as a result of the restatement. However, the numerator in our prior computations did not include the change in fair value of the derivative liability relating to our dilutive warrants. ASC 260-10-45-46 states that “a contract that is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period.”

United States Securities and Exchange Commission William H. Thompson, Accounting Branch Chief	-3-	October 21, 2010

In order to correct this error in our diluted earnings per share computations, we adjusted the numerator to effectively reverse the derivative for the gains (losses) that were recorded in our statement of operations relating to the change in the fair value of the warrants (derivative liability) to the extent such adjustments had a dilutive effect on the computations.

In the Staff comments relating to our earnings per share computations, the Staff observed apparent inconsistencies in the adjustments included in the annual computations per the Form 10-K/A as compared with the adjustments included in the quarterly computations per the 10-Q/A. Specifically, the staff commented that the annual computations do not reflect an adjustment relating to the change in the fair value of the warrants whereas the quarterly computations do reflect such adjustments.

However, after consideration of the transposition error discussed in the next paragraph, our earnings per share computations for all these annual and quarterly periods reflect adjustments relating solely to the warrants. None of these computations reflects adjustments relating to our term loan conversion feature because that feature cannot result in the issuance of our equity shares.

We have noted a typographical error in our disclosure on page F-35, Footnote No. 8, Fair Value Measurements, of our Form 10-K/A for the years ended January 31, 2009 and February 2, 2008, which we believe led to the Staff’s question. Specifically, in fiscal 2008 and fiscal 2007 there was a transposition error in the amounts presented in the table that concludes footnote 8. The effect of the warrants on the consolidated statements of operations were actually $35.9 million and $154.6 million for fiscal year 2008 and 2007, respectively and the effect of the conversion feature of long-term debt on the consolidated statements of operations was actually $49.3 million and $93.6 million for fiscal year 2008 and 2007, respectively. The total change in fair value of derivative instruments as reported was correct. We will modify our disclosure in our upcoming Form 10-K for the fiscal year ending January 29, 2011, to correct this typographical error.

For your convenience, we are providing you, under separate cover and on a supplemental basis, with a blackline version of the subsequent filing on Form 8-K/A. After reviewing the attached blackline amendment and information we have provided, please advise us if you have additional comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission William H. Thompson, Accounting Branch Chief	-4-	October 21, 2010

Very truly yours,

/s/ James A. McGrady
Chief Executive Officer, President, Chief Financial Officer,
and Treasurer

cc:	Julie Davis Harvey Sonnenberg Mike Rogan (Skadden Arps)